November 21, 2022

VIA EDGAR

Mr. John Coleman
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Piedmont Lithium Inc.
Form 10-KT for the Fiscal Year Ending December 31, 2021
Filed February 28, 2022
File No. 001-38427

Dear Mr. Coleman:

On behalf of Piedmont Lithium Inc. (the “Company”), this letter responds to your letter, dated November 8, 2022 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10-KT, filed on February 28, 2022.  The Company has received the Comment Letter and is preparing responses to the comments set forth therein.  As mentioned by phone call, the Company has discussed the comments with its advisers and estimates that it will take approximately six to eight weeks to prepare its responses and proposed changes, including to its technical report summary.

If the staff of the SEC wishes at any time to discuss the Comment Letter or the Company’s proposed responses, please do not hesitate to contact Bruce Czachor, General Counsel, at (347) 405-0237 or our counsel at Gibson, Dunn & Crutcher LLP, Eric Scarazzo, at (212) 351-2389.

Very truly yours,

/s/ Michael White

Michael White
Executive Vice President and Chief Financial Officer